UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2005.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

The Rowe Companies/ Rowe Furniture Division Thrift Plan

Contents

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Report of Independent Registered Public Accounting Firm

The Rowe Companies/Rowe Furniture Division
Thrift Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division Thrift Plan as of November 30, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

April 21, 2006

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Net Assets Available for Benefits

November 30,	**2005**	2004
Assets		
Investments, at fair value (Note 3):		
Common and collective trust funds	**$ 6,188,198**	$ 7,139,175
Registered investment companies	**4,101,102**	4,235,818
Common stock – The Rowe Companies	**238,574**	576,987
Total investments	**10,527,874**	11,951,980
Net assets available for benefits	**$ 10,527,874**	$ 11,951,980

See accompanying notes to financial statements.

The Rowe Companies/ Rowe Furniture Division Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2005**	2004
Income from investments:		
Net (depreciation) appreciation in fair value of investments (Note 3)	**$ (45,386)**	$ 755,303
Dividends	**381,759**	330,137
Total income from investments	**336,170**	1,085,440
Contributions:		
Employer	**23,541**	214,134
Employees	**47,081**	428,268
Total contributions	**70,622**	642,402
Benefit payments	**(1,822,236)**	(1,468,686)
Administrative expenses	**(8,662)**	(11,920)
Net (decrease) increase in net assets available for benefits	**(1,424,106)**	247,236
Net assets available for benefits, beginning of year	11,951,980	11,704,744
Net assets available for benefits, end of year	**$ 10,527,874**	$ 11,951,980

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan is a defined contribution plan covering full-time non-salaried and non-clerical employees of Rowe Furniture Inc. (the "Company"), a wholly-owned subsidiary of The Rowe Companies, who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Freeze – Effective December 31, 2004, the Plan was amended whereby no additional contributions by participants would be allowed under the Plan. Participants would be allowed to maintain existing investments in the Plan with full rights to change their investment allocations amongst the available investment options at any time, but no new employee or employer contributions would be permitted. Participants would be allowed to make contributions going forward into a similar plan maintained by the Company for the benefit of its salaried employees with essentially similar terms to those of this Plan.

Contributions – Prior to December 31, 2004, participants of the Plan could contribute in increments of $5 to $50 each pay period and amounts representing distributions from other qualified plans. The Company matched contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year was determined and announced prior to the beginning of the Plan year. The employer, at the discretion of management could make supplemental contributions to the Plan. Contributions are subject to certain limitations as defined in the Plan. No supplemental contributions were made during the years ending November 30, 2005 and 2004.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's accounts are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments specified in the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participants who have participated in the Plan for at least 2 years may withdraw from their account on any June 1 or December 1 a minimum amount of $250, or if less, their entire account. Contributions for participants who make withdrawals are suspended until the first entry date that occurs six months after their withdrawal.

Administrative Expenses – All administrative expenses are paid by the Plan.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Mercer HR Services (formerly Putnam Fiduciary Trust Company) (the Trustee) for the years ended November 30, 2005 and 2004, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in funds solely in accordance with instructions of the participants.

The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**2005**	2004
Common stock – The Rowe Companies	**$ (252,309)**	$ 434,488
Shares of investment in collective trusts	**4,226**	5,041
Shares of registered investment companies	**202,697**	315,774
	$ (45,386)	$ 755,303

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2005**	2004
Putnam Stable Value Fund	**$ 6,134,939**	$ 7,081,438
Putnam Research Fund	**1,649,014**	1,764,675
George Putnam Fund of Boston	**1,728,431**	1,779,554

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is qualified and the trust established under the Plan is tax-exempt under the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Mercer HR Services (formerly Putnam Fiduciary Trust Company) for the years ended November 30, 2005 and 2004. Mercer HR Services is a trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Schedule of Assets Held for Investment Purposes

November 30, 2005

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Putnam Stable Value Fund	6,134,939 units	a	$ 6,134,939
*	Putnam Research Fund	113,490 units	a	1,649,014
*	George Putnam Fund of Boston	96,939 units	a	1,728,431
*	Common Stock – The Rowe Companies	91,759 shares	a	238,574
*	Putnam American Government Income Fund	8,488 units	a	75,377
*	Putnam Equity Income Fund	4,798 units	a	80,168
*	Putnam Capital Opportunities Fund	4,201 units	a	55,627
*	Putnam Asset Allocation – Conservative	6,637 units	a	61,856
*	Putnam S&P 500 Index Fund	1,656 units	a	53,259
*	Putnam International Equity Fund	1,309 units	a	33,492
*	Putnam Asset Allocation – Growth	4,799 units	a	57,922
*	Putnam Growth Opportunities Fund	1,065 units	a	14,330
*	Putnam Asset Allocation – Balanced	14,688 units	a	163,325
*	Putnam RetirementReady 2010 Fund	265 units	a	15,991
*	Putnam RetirementReady 2015 Fund	23 units	a	1,585
*	Putnam RetirementReady 2020 Fund	725 units	a	48,973
*	Putnam RetirementReady 2025 Fund	71 units	a	5,281
*	Putnam RetirementReady 2030 Fund	128 units	a	9,013
*	Putnam RetirementReady 2035 Fund	118 units	a	8,476
*	Putnam RetirementReady 2040 Fund	16 units	a	1,197
*	Putnam RetirementReady 2045 Fund	59 units	a	4,280
	Vanguard Small Cap Index Fund	1,457 units	a	41,987
	PIMCO Total Return Fund	2,239 units	a	23,558
	American Funds – AMCAP R4	1,107 units	a	21,219
				$ 10,527,874

* *Party-in-interest.*
a - The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION
THRIFT PLAN
Registrant

Date: 5/26/6

Gerald M. Birnbach
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: 5/26/6

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION
THRIFT PLAN
Registrant

Date: ________

____
Gerald M. Birnbach
Plan Administrator

Date: ________

____
Timothy J. Fortune
Plan Administrator

Date: 5/26/4

____
Garry W. Angle
Plan Administrator

Date: ________

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION
THRIFT PLAN
Registrant

Date: _______

Gerald M. Birnbach
Plan Administrator

Date: 5/26/6

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

EXHIBITS

(a) Exhibits

23	Consent of Independent Registered Public Accounting Firm

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Exhibit (23)

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in this Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division Thrift Plan of our report dated April 21, 2006, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division Thrift Plan included in the Annual Report (Form11-K) for the plan years ended November 30, 2005 and 2004.

BDO Seidman, LLP

BDO Seidman, LLP

High Point, North Carolina
May 24, 2006